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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                  FORM 12B-25

                                                 Commission File Number 0-13141

                          NOTIFICATION OF LATE FILING

 (Check One):  [   ] Form 10-K  [  ] Form 11-K  [  ] Form 20-F
               [ X ] Form 10-Q  [  ] Form N-SAR

For Period Ended:    March 31, 1996
                   ------------------

[  ] Transition Report on Form 10-K         [  ] Transition Report on Form 10-Q
[  ] Transition Report on Form 20-F         [  ] Transition Report on Form N-SAR
[  ] Transition Report on Form 11-K

For the Transition Period Ended:________________________________________________

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _______________________
_______________________________________________________________________________

                        PART I.  REGISTRANT INFORMATION

Full name of registrant          Martin Lawrence Limited Editions, Inc.
                        -------------------------------------------------------
Former name if applicable
                          -----------------------------------------------------

Address of principal executive office (Street and number)

                                16250 Stagg Street
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City, State and Zip Code            Van Nuys, CA  91406
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                       PART II.  RULE 12B-25(B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]  (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
         has been attached if applicable.
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                              PART III.  NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The principal cause of our failure to timely file our Quarterly Report on Form 10-Q for the period ended March 31, 1996 is that our internal audit procedures were commenced later than normal. The Company's Vice President Finance, who is responsible for, among other things, supervising our accounting staff and for completing the financial statements for the Quarterly and Annual Reports resigned from the Company effective March 8, 1996. While the former Vice President Finance continued to consult for the Company, it was not until April 1, 1996 that the Company was able to hire a replacement. Since that time, the new Vice President Finance has been required to adapt to the everyday responsibilities of his office, as well as complete the financial statements required for the Quarterly Report. As a result of these disruptions, we were unable to commence preparation of the Quarterly Report on Form 10-Q in time for a May 15 deadline.

                          PART IV.  OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

             Dru Gartside                        818           988-0630
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                 (Name)                      (Area code)  (Telephone number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 [X] Yes [  ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [  ] Yes [X] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                    Martin Lawrence Limited Editions, Inc.
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date      May 13, 1996              By  /s/ Allen A. Baron
      --------------------              ---------------------------------------
                                        Allen A. Baron, Chief Financial Officer





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